
Bangkok Bank
ธนาคารกรุงเทพ


02002737

January 21, 2002


RECEIVED
JAN 23 2002
316
PROCESSING
SECTION
WASH, D.C.

SUPPL

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: Bangkok Bank Public Company Limited--Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the 2001 unreviewed unconsolidated financial statements that Bangkok Bank reported to the Stock Exchange of Thailand.

Please be informed that our financial results can be accessed through SET's website at **http://www.set.or.th** (News Room/Company News) or Bangkok Bank's website at **http://www.bbl.co.th** (About Us/Financial Statements).

Regards,

P. Tayanithi

Dr. Piyapan Tayanithi
Executive Vice President


PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

Information Management Group, Office of the President
Tel (662) 230-1730, 231-4280
Fax (662) 236-8983
ธนาคารกรุงเทพ จำกัด (มหาชน)
333 ถนนสีลม กรุงเทพ 10500 โทรศัพท์ (662) 231-4333 www.bbl.co.th

File No. 82-483


ธนาคารกรุงเทพ
Bangkok Bank

Summary Statement of Liabilities and Assets

C.B. 1.1

As of 31 December, 2001

ASSETS	Baht
Cash	16,017,906,106.67
Interbank and money market items	218,069,931,309.42
Securities purchased under resale agreements	25,521,000,000.00
Investment in securities, net (with obligations Baht 74,490,500,000.00)	263,427,168,614.87
Credit advances (net of allowance for doubtful accounts)	649,749,004,668.02
Accrued interest receivables	1,755,760,049.70
Properties foreclosed, net	29,530,672,522.85
Customers' liabilities under acceptances	1,392,070,454.64
Premises and equipment, net	30,130,153,337.83
Other assets	13,436,853,038.89
Total Assets	1,249,030,520,102.89
Customers' liabilities under unmatured bills	8,906,988,868.50
Total	1,257,937,508,971.39
LIABILITIES	
Deposits	1,071,930,542,852.89
Interbank and money market items	29,318,826,898.46
Liabilities payable on demand	3,497,921,102.42
Securities sold under repurchase agreements	-
Borrowings	78,541,320,767.55
Bank's liabilities under acceptance	1,392,070,454.64
Other liabilities	21,016,669,047.21
Total Liabilities	1,205,697,351,123.17
SHAREHOLDERS' EQUITY	
Paid-up share capital	
(registered share capital Baht 40,000,000,000.00)	14,668,406,940.00
Reserves and net profit after appropriation	7,108,238,402.50
Other reserves and profit and loss account	21,556,523,637.22
Total Shareholders' Equity	43,333,168,979.72
Total Liabilities and Shareholders' Equity	1,249,030,520,102.89
Bank's liabilities under unmatured bills	8,906,988,868.50
Total	1,257,937,508,971.39

Non-Performing Loans (14.71% of total loans before allowance for doubtful accounts)	106,108,304,000.00
Loans to related parties	73,628,741,959.75
Loans to related asset management companies	-
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	34,496,550,000.00
Legal capital fund	88,579,518,645.62
Changes in liabilities and assets this month due to the panalty expenses from violating the Commercial Banking Act B.E.2505 and amended Act, Section	-
International Banking Facility's assets and liabilities	
Total assets	12,621,256,837.22
Total liabilities	2,790,459.77
Significant contingent liabilities	
Avals to bills and guarantees of loans	27,197,338,490.31
Letters of credit	19,688,882,773.66

Bangkok Bank Public Company Limited

Income Statements

For the Year Ended December 31,

(Unaudited)

Unit : Thousand Baht

	2001	**2000**
Interest and dividend income	60,410,592	66,927,380
Interest expenses	36,678,577	43,889,031
Bad debt and doubtful accounts	5,454,530	34,991,932
Non-interest income	12,426,752	17,651,895
Non-interest expenses	24,219,869	24,385,729
Income (loss) before income tax	6,484,368	(18,687,417)
Income tax expenses	-	-
Net profit (loss)	6,484,368	(18,687,417)
Net profit (loss) per share (baht)	4.42	(12.74)



(Mr. Teera Aphaiwongse)

Executive Director & Senior Executive Vice President

Bangkok bank public company limited

Financial Statement

(Unaudited)

	For the Year Ended December 31,	
	2001	2000
Net income (loss) (Baht:'000)	6,484,368	(18,687,417)
EPS (Baht)	4.42	(12.74)

The Bank assured that the information in this report is correct and complete.

Signature 

(Mr. Teera Aphaiwongse)

Executive Director & Senior Executive Vice President

NOTE 1. Non-performing loans

As at December 31, 2001, the Bank had non-performing loans, which represent loans for which interest or principal has been in arrears for more than three months from their due dates, amounting to Baht 106,108.3 million or 14.7% of the Bank's total outstanding loans.

2. Classified loans and accrued interest receivables

As at December 31, 2001, classified loans and accrued interest receivables in accordance with the notification of the Bank of Thailand (BOT) dated March 17, 2000 are as follows :

Million Baht

	Loans and Accrued Interest Receivables*	Loans and Accrued Interest Receivables Net of collateral Permitted by BOT*	% Required per BOT	Provision Required by the BOT *
Normal	535,758.5	245,532.7	1	2,455.3
Special mentioned	27,137.5	9,519.1	2	190.4
Substandard	25,117.2	9,305.1	20	1,861.0
Doubtful	31,843.0	17,417.8	50	8,708.9
Doubtful of loss	100,366.8	-	100	-
Total	720,223.0	281,774.7		13,215.6

* Exclude interbank & money market amounting to Baht 2,998.6 million

As at December 31, 2001, the required allowance for doubtful accounts pursuant to the Bank of Thailand's guidelines and the recorded allowance for doubtful accounts on the Bank's financial statements, which exceeds the required allowance for doubtful accounts pursuant to the Bank of Thailand's guidelines are as follows :

Million Baht

	Provision Required By the BOT *	Provision Recorded on the Financial Statements*	Percent of the Provision Required by the BOT
Allowance for doubtful accounts from loan classification	13,215.6	57,598.3	435.8
Allowance for valuation adjustment for debt restructuring	11,104.8	11,104.8	100.0
Total	24,320.4	68,703.1	282.5

* Exclude allowance for doubtful accounts of interbank and money market, amounting to Baht 28.9 million.

3. Loans written -off

As at December 31, 2001, the Bank had accumulated outstanding balance of loans written off in accordance with Bank of Thailand's guidelines, amounting to Baht 93,930.6 million. These represent loans classified as doubtful of loss which have been fully provisioned.

4. Troubled debt restructuring

For the year ended December 31, 2001, the Bank restructured loans amounting to Baht 139,519.2 million.